

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Chris Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Form 20-F**
> **Filed March 19, 2010**
> **File No. 001-09246**

Dear Mr. Lucas:

We have reviewed your responses to our letters dated February 10, 2011 and February 17, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

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Form 20-F for the Fiscal Year Ended December 31, 2009

Section 1. Business Review
Risk Management
Credit Risk Management
Barclays Capital Credit Market Exposures
D. Protium, page 90

1. We have reviewed your response to prior comment 2 to our letter dated February 10, 2011 regarding your accounting for the Protium transaction, including the related materiality analysis showing the effects of the non-consolidation of Protium in your financial statements for the years ended December 31, 2010 and 2009. We are unable to concur with your conclusion that the non-consolidation of Protium is appropriate. However, given that the

effects of not consolidating Protium are not materially different from the accounting you applied as of, and for the years ended December 31, 2010 and 2009, we have no additional comments at the present time. We believe you should continue to evaluate the effects of not consolidating Protium on an ongoing basis and if the matter becomes material in the future, we believe the accounting should be re-considered at that time. Please keep us apprised of any significant discussions or changes in your agreement with Protium that may affect your accounting for the Protium loan.

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You may contact David Irving at (202) 551-3321, Sharon Blume at (202) 551-3474, Stephanie Hunsaker at (202) 551-3512, or myself at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant